One Corporate Center                                    GAMCO Investors, Inc.
Rye, NY 10580-1422
Tel. (914) 921-5088
Fax  (914) 921-5392
http://www.gabelli.com

March 27, 2012

VIA EDGAR

Suzanne Hayes Celia Soehner Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	GAMCO Investors, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 19, 2012
File No. 001-14761

Dear Ms. Hayes and Ms. Soehner:

In response to your request in the letter dated March 26, 2012 relating to the above-referenced filing on Schedule 14A, GAMCO Investors, Inc. (the "Company") hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company's filing;

2.
Comments from the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GAMCO INVESTORS, INC.

By: /s/ Robert S. Zuccaro

Name:  Robert S. Zuccaro
Title:    Executive Vice President and Chief Financial Officer

cc:           Thomas J. Hearity (GAMCO Investors, Inc.)
Richard J. Grossman (Skadden, Arps, Slate, Meagher & Flom LLP)